UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                        Commission File Number: 002-99080


                            CUSIP Number: 15707E 10 3


                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING


(Check One):  [ ] Form 10-K and Form 10-KSB   [ ] Form 20-F    [ ] Form 11-K
              [X] Form 10-Q and Form 10-QSB   [ ] Form N-SAR

  For Period Ended: September 30, 2006

  [  ] Transition Report on Form 10-K      [  ] Transition Report on Form 10-Q
  [  ] Transition Report on Form 20-F      [  ] Transition Report on Form N-SAR
  [  ] Transition Report on Form 11-K

         For the Transition Period Ended :________________________

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification related to a portion of the filing checked above, identify the item(s) to which the notification relates:________________________
_______________________________________________________________________________

                                     PART I
                             REGISTRANT INFORMATION


Full name of registrant:    The Certo Group Corp.
                            ----------------------------------------------------


Former name if applicable: ___________________________________________

Address of principal executive office (street and number):

                      201 Circle Drive North, Building 112
                     -------------------------------------

City, state and zip code:   Piscataway, New Jersey  08854
                            -----------------------------


                                     PART II
                             RULE 12b-25 (b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

                    (a)  The reasons  described in reasonable detail in Part III
                         of  this   form   could  not  be   eliminated   without
                         unreasonable effort or expense.
[X]                 (b)  The  subject   annual   report,   semi-annual   report,
                         transition  report  on Form  10-K,  20-F,  11-K or Form
                         N-SAR,  or portion  thereof  will be filed on or before
                         the fifteenth calendar day following the prescribed due
                         date;  or the subject  quarterly  report or  transition
                         report on Form 10-Q or portion thereof will be filed on
                         or  before  the  fifth   calendar  day   following  the
                         prescribed due date; and
                    (c)  The accountant's statement or other exhibit required by
                         Rule 12b-25(c) has been attached if applicable.


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

                                    PART III
                                    NARRATIVE


     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     The Company's Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2006 cannot be filed within the prescribed time period because the Company requires additional time for compilation and review to insure adequate disclosure of certain information required to be included in the Form 10-QSB. The Company's Quarterly Report on Form 10-QSB will be filed on or before the 5th calendar day following the prescribed due date.

                                     PART IV
                                OTHER INFORMATION


     (1) Name and telephone number of person to contact in regard to this notification:

     Dominic Certo, President and Chief Executive Officer, (732) 356-9555

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s) [ ] Yes [X] No

               A. The Company has failed to file an annual report on Form 10-KSB for the fiscal year ended December 31, 2006;

               B. The Company has failed to file an annual report on Form 10-QSB for the quarterly period ended March 31, 2006; and

               C. The Company has failed to file an annual report on Form 10-QSB for the quarterly period ended June 30, 2006.

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.



                             The Certo Group Corp..
                  (Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 15, 2006               By: /s/ Dominic Certo
      ---------------------           ---------------------
                                      Dominic Certo
                                      President and Chief Executive Officer


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